UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

VERITIV CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

923454 102

(CUSIP Number)

UWW Holdings, LLC

c/o Bain Capital Investors, LLC

200 Clarendon St.

Boston, Massachusetts 02116

Attention: Jay P. Corrigan

(617) 516 – 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 923454 102	Schedule 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS: UWW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,383,840
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 1,383,840
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,383,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 923454 102	Schedule 13D	Page 3 of 5

Amendment No. 4 to Schedule 13D

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 and as amended on November 23, 2016, March 22, 2017 and September 26, 2018 (as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity security to which this Statement on Schedule 13D (“Statement”) relates is the voting common stock, par value $0.01 per share (the “Common Stock”), of Veritiv Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1000 Abernathy Road Northeast, Building 400, Suite 1700, Atlanta, Georgia 30328. All ownership percentages of the securities reported in this Schedule 13D are based upon 15,893,575 shares of Common Stock outstanding as of October 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 5, 2020.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As the date hereof, the Reporting Person holds sole voting and dispositive power over 1,383,840 shares, or approximately 8.7%, of Common Stock.

Voting and dispositive power with respect to the shares of Common Stock held by the Reporting Person is exercised through a three-member board of managers acting by majority vote. Fund VII and Coinvestment VII have the right to appoint two of the three members of the board of managers of the Reporting Person. In addition, Fund VII LLC, Coinvest VII LLC, BCIP III LLC, BCIP T III LLC, BCIP III-B LLC, BCIP T III-B LLC and J5 (the “Bain Capital Funds”) collectively hold common equity interests of the Reporting Person.

BCI is the general partner of BCP VII, which is the general partner of Coinvestment VII and Fund VII, which is the managing member of J5. Boylston Coinvestors, LLC is the managing partner of BCIP Trust Associates III, BCIP Trust Associates III-B, BCIP Associates III and BCIP Associates III-B, which is the manager of BCIP T III LLC, BCIP T III-B LLC, BCIP III LLC and BCIP III-B LLC, respectively. As a result, BCI man be deemed to share voting and dispositive power with respect to all of the shares of Common Stock reported in this Statement.

(c) Except for the transactions described in this Statement, including those described in Item 6 below, there have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Person. To the knowledge of the Reporting Person, no other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transaction in Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement and Lock-up Agreement

Pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated as of November 16, 2020 by and among the Issuer, UWWH and Morgan Stanley & Co. LLC (the “Underwriter”), UWWH agreed to sell to the Underwriter in an underwritten public offering an aggregate of 1,400,000 shares of Common Stock (the “Public Offering”). The sale of the Common Stock to the Underwriter closed on November 19, 2020.

In connection with the Public Offering, UWWH and directors and executive officers of the Issuer entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter. Under the Lock-up Agreement, each party to the Lock-up Agreement agreed, subject to certain exceptions, not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 30 days after November 16, 2020 without first obtaining the written consent of the Underwriter.

CUSIP No. 923454 102	Schedule 13D	Page 4 of 5

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 9	Underwriting Agreement, dated November 16, 2020, by and among the Issuer, UWWH and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2020).

Exhibit 10	Form of Lock-up Agreement (incorporated by reference to Exhibit C to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2020).

CUSIP No. 923454 102	Schedule 13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: November 19, 2020

UWW Holdings, LLC

By:	/s/ Jay P. Corrigan
Name:	Jay P. Corrigan
Title:	Manager, Vice President and Secretary